                                                                   Exhibit 99(G)

                               ARTHUR ANDERSEN LLP



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of Atlas Copco North America Inc.:

We have audited the accompanying consolidated balance sheet of Atlas Copco North America Inc. and subsidiaries (a Delaware corporation) as of December 31, 1998 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Atlas Copco North America Inc. and subsidiaries as of December 31, 1997, were audited by other auditors whose report dated January 23, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlas Copco North America Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


Roseland, New Jersey
January 22, 1999

ATLAS COPCO NORTH AMERICA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


(in thousands, except share information)           1998          1997
                                                ----------    ----------
ASSETS
------

CURRENT ASSETS
  Cash and cash equivalents                     $     --      $     --
  Accounts and notes
    receivable - net                               250,872       237,894
  Receivables from affiliates                        8,925        31,492
  Inventory                                        205,520       213,861
  Prepaid expenses and other current assets         24,434        27,453
  Deferred income taxes                             34,400        32,582
                                                ----------    ----------
Total Current Assets                               524,151       543,282
                                                ----------    ----------
FIXED ASSETS

  Rental fleet - net                               556,661       482,922
  Property, plant and equipment - net              194,612       201,048
                                                ----------    ----------
Total Net Fixed Assets                             751,273       683,970
                                                ----------    ----------

OTHER NON-CURRENT ASSETS
  Goodwill and other intangible assets - net     1,294,629     1,292,555
  Investment in unconsolidated
   companies                                         8,287         7,741
  Other assets                                      17,070         8,770
                                                ----------    ----------
Total Other Non-Current Assets                   1,319,986     1,309,066
                                                ----------    ----------
TOTAL                                           $2,595,410    $2,536,318
                                                ----------    ----------
                                                ----------    ----------


The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

ATLAS COPCO NORTH AMERICA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


(in thousands, except share information)            1998            1997
                                                -----------     -----------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Short-term bank borrowings                    $    22,776     $     9,165
  Accounts payable and accrued expenses             179,593         216,536
  Amounts due to affiliates                         884,584         788,946
  Deferred income                                    11,970            --
                                                -----------     -----------
Total Current Liabilities                         1,098,923       1,014,647
                                                -----------     -----------
NON-CURRENT LIABILITIES:
  Pension obligations                                30,668          26,016
  Postretirement benefit obligations                 33,001          31,771
  Deferred income taxes                              81,502          62,188
  Minority interest                                   5,411           5,412
  Amounts due to affiliates                         500,000         550,000
  Other non-current liabilities                      48,303          49,604
                                                -----------     -----------
Total Non-current Liabilities`                      698,885         724,991
                                                -----------     -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred stock, no par value:
   50,000 shares authorized; 0 shares issued
   and outstanding in 1998 and 1997                    --              --
  Common stock, no par value:
   100,000 shares authorized; 88,339
   shares issued and outstanding in
   1998 and 1997                                    755,730         755,730
  Paid-in capital                                     8,232           8,232
  Retained earnings                                  44,017          40,883
  Accumulated other comprehensive loss:
    Additional minimum pension liability             (6,952)         (6,317)
    Cumulative translation adjustment                (3,425)         (1,848)
                                                -----------     -----------
Total Stockholders' Equity                          797,602         796,680
                                                -----------     -----------
TOTAL                                           $ 2,595,410     $ 2,536,318
                                                -----------     -----------
                                                -----------     -----------


ATLAS COPCO NORTH AMERICA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


(in thousands, except share information)    1998             1997
                                         -----------     -----------
NET SALES & EQUIPMENT
  RENTALS                                $ 1,619,020     $ 1,373,805

COSTS AND EXPENSES
  Cost of sales                            1,194,585       1,041,803
  Selling and administrative expenses        289,196         222,341
  Relocation Charge                            3,801           7,659
  Restructure charge                            --             4,000
                                         -----------     -----------
Total Costs and Expenses                   1,487,582       1,275,803
                                         -----------     -----------
OPERATING PROFIT                             131,438          98,002

EQUITY IN EARNINGS OF
  UNCONSOLIDATED COMPANIES                     1,311           1,129

INTEREST INCOME & OTHER (EXPENSE)
  INCOME - NET                                (4,260)          1,015

INTEREST EXPENSE                             (92,420)        (63,833)
                                         -----------     -----------
INCOME BEFORE INCOME TAXES
  AND MINORITY INTEREST                       36,069          36,313

PROVISION FOR INCOME TAXES                   (30,379)        (25,172)

MINORITY INTEREST                               (556)         (1,052)
                                         -----------     -----------
NET INCOME                                     5,134          10,089
                                         -----------     -----------
                                         -----------     -----------


The accompanying notes to consolidated financial statements are an integral part of these statements.

ATLAS COPCO NORTH AMERICA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


                                                                                   Accumulated Other
                                                                               Comprehensive Income
                                                                              -----------------------
                                      Common Stock                             Foreign         Minimum      Total
(Dollars in thousands except per      ------------      Paid-In    Retained    Currency        Pension      Stockholders'
share information)                  Shares     Amount   Capital    Earnings    Translation     Liability    Equity
--------------------------------    ------     ------   -------    --------    -----------     ---------    -------------

Balance at December 31, 1996        48,294     $255,730    $8,232     $32,794     ($  403)     ($7,834)      $ 288,519

Comprehensive income:
Net income for 1997                                                    10,089                                   10,089

Foreign currency translation                                                       (1,445)                      (1,445)

Minimum pension liability                                                                        1,517           1,517
                                                                                                              --------
Total comprehensive income                                                                                      10,161

Cash dividends                                                         (2,000)                                  (2,000)

Issuance of common stock            40,045      500,000                                                        500,000
                                    ------     --------    ------     -------     -------      -------        --------
Balance at December 31, 1997        88,339      755,730     8,232      40,883      (1,848)      (6,317)        796,680

Comprehensive income:
Net income for 1998                                                     5,134                                    5,134

Foreign currency translation                                                       (1,577)                     (1,577)

Minimum pension liability                                                                         (635)           (635)
                                                                                                              --------

Total comprehensive income                                                                                       2,922

Cash dividends                                                         (2,000)                                  (2,000)
                                    ------     --------    ------     -------     -------      -------        --------
Balance at December 31, 1998        88,339     $755,730    $8,232     $44,017     ($3,425)     ($6,952)       $797,602
                                    ------     --------    ------     -------     -------      -------        --------
                                    ------     --------    ------     -------     -------      -------        --------



The accompanying notes to consolidated financial statements are an integral part of these statements.

ATLAS COPCO NORTH AMERICA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


(In thousands except share information)                    1998          1997
                                                        ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                            $   5,134     $  10,089
  Adjustments to reconcile net income
     to net cash provided by operations:
  Charges (credits) not impacting cash:
    Depreciation and amortization                         131,276        82,284
    Equity in earnings of unconsolidated
    companies, net of dividends                            (1,036)         (787)
    Gain on sale of fixed assets                           (6,914)       (2,244)
    Deferred income taxes                                  17,564        14,976
    Loss on sale of business                                1,390          --
    Deferred income                                         1,425          --
    Restructure charge                                       --           4,000

CHANGES IN ASSETS LIABILITIES NET OF EFFECTS
 OF ACQUISITION:
  Increase in accounts and notes receivable               (26,207)      (29,581)
  Decrease (increase) in receivables from affiliates       20,739       (12,331)
  Decrease (increase) in inventory                         19,260       (15,349)
  Decrease (increase) in other assets                       2,712        (4,049)
  Decrease (increase) in prepaid expenses and
      other current assets                                  2,890        (7,160)
  Decrease in accounts payable and
      accrued expenses                                    (35,407)       (2,693)
  (Decrease) increase in amounts due to
      affiliates - trade                                  (14,796)       11,122
  Increase (decrease) in pension and
      post retirement obligations                           5,254        (4,496)
  (Decrease) increase in other non-current
      liabilities                                          (2,290)       22,072
                                                        ---------     ---------
Net Cash provided by operations                           120,994        65,853
                                                        ---------     ---------



The accompanying notes to consolidate financial statements are an integral part of these statements.

ATLAS COPCO NORTH AMERICA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


(In thousands except share information)                         1998            1997
                                                            -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets                                     (172,824)       (106,425)
  Proceeds from sale of fixed assets                             54,045          30,773
  Acquisitions, net of cash acquired                            (79,154)     (1,086,762)
  Proceeds from sale of business                                    600            --
                                                            -----------     -----------
Net cash used in investing activities                          (197,333)     (1,162,414)
                                                            -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock                          --           500,000
   Payments on short-term borrowings with affiliates         (3,255,000)      2,261,000
   Proceeds from short-term borrowings with affiliates        3,320,000       2,763,000
   Proceeds from short-term bank borrowings                     305,670         125,759
   Payments of short-term bank borrowings                      (304,018)       (138,111)
   Payments of long-term bank borrowings with affiliates       (300,000)       (260,963)
   Proceeds from long-term borrowings with affiliates           300,000         350,000
   Proceeds from sale of receivables                             13,567          18,916
   Cash dividends paid                                           (2,000)         (2,000)
   Payments under capitalized lease obligations                    --              (118)
                                                            -----------     -----------
Net cash provided by financing activities                        78,219       1,095,483
                                                            -----------     -----------
  Effect of exchange rate changes on cash                        (1,880)          1,078
                                                            -----------     -----------
Net change in cash and cash equivalents                            --              --

Cash and cash equivalents at beginning of year                     --              --
                                                            -----------     -----------
Cash and cash equivalents at end of year                    $      --       $      --
                                                            -----------     -----------
CASH PAID DURING THE YEAR FOR:
  Income taxes                                              $     8,111     $    18,192
                                                            -----------     -----------
  Interest                                                  $    84,634     $    58,318
                                                            -----------     -----------
                                                            -----------     -----------
NON-CASH FINANCING ACTIVITIES:
  Debt assumed from acquisition of Prime                    $      --       $   260,963
  Debt reclassified from long-term to short-term                 50,000         100,000


See accompanying notes to consolidated financial statements for additional non-cash financing activities.

ATLAS COPCO NORTH AMERICA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
(Amounts in thousands, except share information)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation and Preparation - Atlas Copco North America
     -------------------------------------------
     Inc. and subsidiaries (the "Company" or "ACNA") is owned by Atlas Copco AB ("ACAB") and Atlas Copco Airpower n.v. ("ACA"), a wholly-owned subsidiary of ACAB (collectively, the "Group"). At the end of 1998, ACAB and ACA owned 40.2% and 59.8% of the outstanding common shares of ACNA, respectively. In August, 1997 ACNA issued 40,045 shares of common stock to ACA, in return receiving $500,000 in cash.

     The Company is engaged primarily in the manufacture, sale, and rental of a diversified line of equipment, geographically disbursed, principally in the United States. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Investments in less than majority owned subsidiaries and affiliates are accounted for by the equity method.

     Use of Estimates - The preparation of financial statements in conformity
     ----------------
     with generally accepted accounting principles ("GAAP") requires management to make estimates and use assumptions that affect certain reported amounts and disclosures; actual amounts may differ.

     Foreign Currency Transactions and Translations - The financial statements
     ----------------------------------------------
     of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No.
     52. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Sales and expense items are translated at the average exchange rates prevailing during the period. Resulting translation adjustments are included in stockholders' equity.

     Gains and losses arising from the settlement of foreign currency transactions and the year-end valuation of foreign-denominated receivables and payables are included in cost of sales and interest income and other (expense) income-net in the accompanying Consolidated Statements of Income and amounted to a net gain of $589 in 1998 and a net loss of $2,821 in 1997.

     Revenue Recognition - Revenue is generally recognized when title passes to
     -------------------
     the customer. Fulfillment of certain contracts can span several months; revenue on such contracts is primarily recognized on the completed contract basis. Unearned interest related to conditional sales contracts (installment sales) is netted against accounts receivable and amortized to income over the contract period.

     The Company rents equipment primarily to the construction, industrial and homeowner markets. Rental agreements are primarily structured as operating leases, and rental revenue is recognized in the period in which it is earned.

     Cash and Cash Equivalents - The Company considers all highly liquid
     -------------------------
     investments with a maturity of three months or less at the date of purchase to be cash equivalents.

     Inventories - Inventories are valued at the lower of cost or market. Cost
     -----------
     is determined principally by the last-in, first out ("LIFO") method.

     Rental fleet - Rental fleet is recorded at cost. Depreciation is computed
     ------------
     using the straight-line method over the estimated useful lives of the related assets (three to twelve years), after giving effect to the estimated salvage value (generally 50%). Included in net rental fleet for 1998 and 1997 is $552,648 and $447,548, respectively, related to Prime Service, Inc. (see note 2 below). Depreciation expense aggregated $64,812 and $32,595 in 1998 and 1997, respectively. Accumulated depreciation at December 31, 1998 and 1997 aggregated $138,418 and $82,720, respectively. Maintenance and repairs are charged to operations as incurred. Expenditures which increase productive capacity or extend the life of the rental fleet leased under operating leases are capitalized. When rental fleet is disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gains or losses are included in results of operations.

     Property, Plant and Equipment - Property, plant and equipment is recorded
     -----------------------------
     at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (three to forty years). Depreciation expense aggregated $28,660 and $25,702 in 1998 and 1997, respectively. Maintenance and repairs are charged to operations as incurred. Expenditures which increase productivity or extend the life of an asset are capitalized. Upon disposal the related cost and accumulated depreciation are removed from the respective accounts and any gains or losses are included in results of operations.

     Goodwill and other intangibles - Goodwill represents the excess of cost
     ------------------------------
     over the fair value of assets acquired and liabilities assumed related to acquisitions by the Company. Goodwill and other intangibles are being amortized, on a straight-line basis, over three to forty years. Accumulated amortization aggregated $114,255 and $76,451 at December 31, 1998 and 1997, respectively.

     The recoverability of long term assets, including goodwill, is evaluated based upon operating results and other changes in the business or business environment. Should operating results or changes in the business or business environment indicate potential impairment, the Company will evaluate whether impairment exists based upon undiscounted expected future cash flows before amortization.

     Income Taxes - Income taxes are accounted for under SFAS No. 109.
     ------------
     "Accounting for Income Taxes." Under SFAS No. 109 deferred income taxes reflect the tax consequences of differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance is provided for deferred tax assets whose realization is not considered to be more likely than not. Adjustments to the deferred income tax valuation allowance are made periodically based on management's assessment of the recoverability of the related assets.

     Provisions for deferred income taxes are recorded to the extent of withholding taxes and incremental U.S. taxes, if any, that will arise from repatriation of dividends from those foreign subsidiaries where local earnings are not permanently reinvested.

     Research and Development Costs - Research and development costs are charged
     ------------------------------
     to expense in the period in which the costs are incurred and amounted to approximately $24,843 and $23,399 in 1998 and 1997, respectively.

     Relocation Charge - In the first quarter of 1997, Chicago Pneumatic Tool
     -----------------
     Company ("CP") relocated its headquarters from Utica, New York, to a new facility in Rock Hill, South Carolina. The company recorded a charge of $3,801 and $7,659 during 1998 and 1997, respectively, of which the significant components included employee relocation and transition costs and the cost of moving machinery and equipment. At December 31, 1998 all amounts accrued by the Company had been paid.

     New Pronouncements - In March 1998, the Accounting Standards Executive
     ------------------
     Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires that computer software costs that are incurred in the preliminary project stage be expensed as incurred and that criteria be met before capitalization of costs to develop or obtain internal use computer software. Adoption of the SOP is required for fiscal years beginning after December 15, 1998. The Company does not believe that the new standard will have a material impact on the Company's consolidated financial statements.

     The Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and Statements of Financial Accounting Standards No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits", which revises disclosure about pension and other postretirement benefit plans. The Company has adopted the provisions of these statements in 1998.

     Reclassifications - Certain prior year amounts have been reclassified to
     -----------------
     conform with the current year presentation.

2.   ACQUISITIONS AND DIVESTITURE

     Acquisitions - On July 11, 1997 the Company acquired 100% of the
     ------------
     outstanding shares of Prime Service, Inc. ("Prime"), for a purchase price of $925,784. The results of Prime are included in the Company's consolidated results beginning July 11, 1997. Prime's operations primarily consist of renting equipment and, to a lesser extent, selling complementary parts, merchandise and used equipment to commercial construction, industrial and residential users. Prime also acts as a distributor of new equipment on behalf of major equipment manufacturers. The acquisition was accounted for as a purchase, and the purchase price was assigned to the tangible and intangible assets acquired and liabilities assumed based upon the fair market value at the date of acquisition. The purchase price exceeded the amounts assigned to such net assets by approximately $834,709. Included in net assets acquired are non-compete agreements with an aggregate value of $1,693 being amortized over three years.

     In 1997, subsequent to the Company's acquisition of Prime, Prime completed five asset acquisitions with each accounted for as a purchase. The combined purchase price of the five acquisitions was $160,978. The purchase price of these five acquisitions exceeded the amounts assigned to the fair value of the net assets acquired by $30,697. During 1998 adjustments to goodwill in the amount of $3,600 were made related to adjustments in asset valuations. Included in the net assets acquired are non-compete agreements with an aggregate value of $7,310 entered into with the prior owners which are being amortized over three years.

     In 1998, Prime completed two asset acquisitions with each accounted for as a purchase. The combined purchase price of the two acquisitions was $71,500. The purchase price of these acquisitions exceeded the amounts assigned to the fair value of the net assets acquired by $34,100. Included in the net assets acquired are non-compete agreements with an aggregate value of $24 entered into with the prior owners, being amortized over three years. Also, in 1998 Prime purchased a facility and certain assets of a company for $7,654. The amount paid exceeded the fair value of the net assets acquired by $2,100.

     Divestiture - On June 15, 1998, the Company sold the tunnel boring machine
     -----------
     business of Atlas Copco Robbins Inc. This resulted in a loss of $1,390. At December 31, 1998, the Company had a receivable in the amount of $2,897 on its books related to the sale and a reserve of $1,490 against the receivable. No other reserves were maintained. In 1997, the Company recorded a charge of $4,000 related to the tunnel boring machine business, of which the significant component was the write off of equipment of approximately $3,000.

3.   ACCOUNT AND NOTES RECEIVABLE

     Accounts and notes receivable consist of the following:


(In thousands)                           1998          1997
                                      ---------     ---------
Accounts receivable                   $ 255,242     $ 241,808
Installment receivables                   1,158         1,852
Notes receivable                            678          --
                                      ---------     ---------
Non-current portion                     257,078       243,660
Allowance for doubtful account             (434)         (359)
                                         (5,772)       (5,407)
                                      ---------     ---------
Account and note receivable -- net    $ 250,872     $ 237,894
                                      ---------     ---------
                                      ---------     ---------


     During 1998 and 1997, a subsidiary of the Company sold receivables with full recourse. The proceeds from the sale of these receivables was $13,567 and $18,916 in 1998 and 1997, respectively.

     The total amount of receivables sold with recourse, which are outstanding at December 31, 1998, amount to approximately $14,638, for which the Company has allowances to cover the estimated exposure under the recourse provisions.

4.   INVENTORIES

     Inventory consists of the following:



(In thousands)                            1998          1997
                                       ---------     ---------
Raw materials, component parts
  and work-in-progress                 $ 102,900     $ 106,375
Finished goods and merchandise           130,733       130,752
LIFO Reserve                             (15,317)      (14,847)
                                       ---------     ---------
                                         218,316       222,280
Progress billings                        (12,796)       (8,419)
                                       ---------     ---------
Inventory -- net                       $ 205,520     $ 213,861
                                       ---------     ---------
                                       ---------     ---------


5.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:


(In thousands)                            1998          1997
                                       ---------     ---------

Land and land improvements             $  17,836     $  17,276
Buildings and building improvements       69,534        61,320
Machinery and equipment                  193,328       189,358
Office furniture and fixtures             27,654        23,973
Construction in progress                  14,908        13,774
                                       ---------     ---------

                                         323,260       305,701
Accumulated depreciation                (128,648)     (104,653)
                                       ---------     ---------

Property, plant and equipment - net    $ 194,612     $ 201,048
                                       ---------     ---------
                                       ---------     ---------


6.   BANK BORROWINGS

     Included in short-term bank borrowings are notes and loans which are payable under available lines of credit maintained in the U.S., as well as short-term borrowings by foreign subsidiaries through local banks. Where borrowings are made on a discounted basis, the discount is amortized over the term of the loan on a straight-line basis. The average rate on outstanding borrowings was 6.10% and 9.19% at the end of 1998 and 1997, respectively. The Company's lines of credit may be withdrawn at the discretion of the banks and do not require commitment fees or compensating balance arrangements. The Company has $225,000 of available lines of credit, of which $8,700 was utilized at December 31, 1998. Included in other non-current liabilities at December 31, 1998 and 1997 are $586 and $1,276, respectively, of long-term borrowings of a foreign subsidiary. The outstanding amounts related principally to term loans payable on various dates through 2001. Such borrowings bear interest rates from 11.5% to 13.5%.

7.   INCOME TAXES

     The components of earnings before income taxes as follows:


(In thousands)                    1998       1997
                                 -------    -------
     U.S                         $32,523    $33,299
     Foreign                       3,546      3,014
                                 -------    -------
     Total                       $36,069    $36,313
                                 -------    -------
                                 -------    -------


     The domestic and foreign components of the provision for income taxes are as follows:


(In thousands)                          1998        1997
                                    --------    --------
Current:
    Federal                         $  6,166    $  3,878
    State                              5,138       4,909
    Foreign                            1,511       1,409
                                    --------    --------

    Total Current                     12,815      10,196
                                    --------    --------
Deferred:
    Federal and State                 17,544      15,366
    Foreign                               20        (390)
                                    --------    --------

    Total Deferred                    17,564      14,976
                                    --------    --------

Total Provision for Income Taxes    $ 30,379    $ 25,172
                                    --------    --------
                                    --------    --------



     The provision for income taxes differs from amounts computed by applying the statutory federal income tax rate of 35% due to the following:


(In thousands)                                           1998        1997
                                                     --------    --------

Federal income taxes at statutory rate               $ 12,487    $ 12,709
Goodwill amortization and other permanent items        13,992       8,745
State income taxes less federal income tax effect       3,611       4,423
Other - net                                               289        (705)
                                                     --------    --------

Provision for income taxes                           $ 30,379    $ 25,172
                                                     --------    --------
                                                     --------    --------


     The Company and its wholly-owned U.S. subsidiaries file a consolidated federal income tax return. The Company's federal tax provision is shown net of tax credits. At the end of 1998, federal net operating loss carryforwards totaled $23,247, which expire through 2019, capital loss carryforwards of $4,060, which expire through 2004, and contribution carryforwards of $336, which expire through 2004. Net operating losses of $9,961 and contribution carryforwards of $18 are subject to utilization limitations under the provisions of the Internal Revenue Code. The Company has tax credit carryforwards relating to foreign tax credits of $1,906 which expire through 2004, alternative minimum tax credit carryforwards of $10,460, which can be carried forward indefinitely, and research and development tax credits of $1,391, which expire through 2019. Alternative minimum tax credits in the amount of $6,948 are subject to utilization limitations under provisions of the Internal Revenue Code. The capital loss carryforwards, contribution carryforwards, foreign tax credit carryforwards and research and development credit carryforwards have all been offset by a valuation allowance.

     The Company's consolidated United States income tax returns have been audited by the Internal Revenue Service through 1995.

     No provision has been made for deferred income taxes on approximately $7,005 of undistributed earnings of the Company's foreign subsidiaries, which are permanently reinvested.

     Deferred income taxes reflected (a) the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes,
     (b) the net tax effects of operating losses and (c) tax credit carryforwards. The effects of significant items comprising the Company's net deferred tax asset and liability as of December 31, 1998 and 1997 are as follows:


(In thousands)                                                             1998          1997
                                                                         ---------     ---------
Current deferred tax assets:
    Accounts receivable reserves                                         $   2,075     $   1,802
    Warranty reserves                                                        4,574         5,829
    Employee benefits                                                        3,100         6,500
    Other current assets                                                    16,834        12,427
    Relocation reserve                                                          96         1,863
    Restructure reserve                                                        636         1,458
    Foreign reserve                                                            192           143
    Inventory reserves                                                       6,893         6,143
    Valuation allowance                                                       --          (3,583)
                                                                         ---------     ---------
Net current assets                                                          34,400        32,582
                                                                         ---------     ---------
Non-current deferred tax assets:
    Domestic net operating loss carryforwards (expiring through 2019)        8,137         3,416
    Other non-current assets                                                   539         2,888
    Tax credit carryforwards
    (Foreign, AMT & R&D)                                                    13,757        10,905
    Other federal carryforwards                                              1,539          --
    State net operating loss                                                 5,843         5,706
    Employee benefits                                                        7,545         6,147
    Postretirement benefit obligations                                      12,599        12,485
    Valuation allowance                                                    (11,242)       (6,807)
                                                                         ---------     ---------
Net non-current assets                                                      38,717        34,740
                                                                         ---------     ---------
Non-current deferred tax liabilities:
    Fixed assets and intangible assets                                     107,034        86,772
    LIFO reserve                                                            17,736         8,745
    U.S. tax on unrepatriated earnings                                         588           536
    Basic of foreign subsidiaries                                              321           321
    Foreign liabilities                                                        540           554
                                                                         ---------     ---------
Net non-current liabilities                                                120,219        96,928
                                                                         ---------     ---------
Net non-current                                                          $  81,502     $  62,188
                                                                         ---------     ---------
                                                                         ---------     ---------


     The Company has recorded a deferred tax asset of $29,276 relating to net operating loss and tax credit carryforwards, before a valuation allowance of $11,242. Realization of the Company's deferred tax asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

     The Company has certain tax contingencies. Management believes the Company has adequate accruals. However, events and circumstances may change in the near term, which could require an adjustment to the accruals.

8.   PENSION AND OTHER BENEFIT PLANS

     The Company sponsors a defined benefit pension plan (the "Plan") for substantially all of its U.S. subsidiaries except CP, Milwaukee electric Tool Company ("METCO") and Prime. Substantially all employees of the included entities are eligible to participate in the Plan. Benefits under the Plan are based upon years of service and compensation levels. Effective January 1, 1998 the Plan was converted to a cash balance format. In addition, CP sponsored several defined benefit pension plans for employees who were members of various unions. Benefits under the defined benefit pension plans were based upon years of service and terms included in the related collective bargaining agreements. Prime sponsors a defined benefit plan for substantially all of its employees. Benefits are based upon years of service and the employee's highest average earnings received in any five consecutive years during the last ten years before retirement.

     Pension and other postretirement benefits for 1998 and 1997 for the Plan consisted of the following:


                                                          Pension Benefits           Other Benefits
                                                          ----------------           --------------
                                                         1998         1997         1998          1997
                                                         ----         ----         ----          ----

Benefit obligation                                     $ 51,657     $ 46,921     $ 17,063      $ 17,426
Fair value of plan assets                                51,771       53,734         --            --


Funded status                                          $    114     $  6,813     $(17,063)     $(17,426)

Accrued benefit cost recognized in the statement of
     financial position at December 31                 $ 15,156     $ 13,259     $ 19,860      $ 18,605
                                                       --------     --------     --------      --------
                                                       --------     --------     --------      --------

                                                          Pension Benefits           Other Benefits
                                                          ----------------           --------------
Weighted-average assumptions                               1998         1997         1998          1997
                                                           ----         ----         ----          ----

Discount rate                                              6.75%        7.50%        6.75%         7.50%

Expected return on plan assets                             8.25%        8.50%        --            --

Rate of compensation increase                              4.50%        4.75%        --            --


     For measurement purposes, a 5.75% pre-65 and a 4.75% (2.75% for hourly participants of Atlas Copco Compressors Inc.) post-65 annual increase in per capita costs of health care benefits were assumed during 1999; these rates were assumed to equal 4.75% (2.75% for post-65 hourly Atlas Copco Compressors participants) in all future years.


                                    Pension Benefits     Other Benefits
                                    ----------------     --------------
                                     1998      1997      1998      1997
                                     ----      ----      ----      ----

Benefit cost                        $1,897    $1,796    $2,103    $1,751
Employee contributions                --        --         854       956
Plan participants' contributions      --        --          23        29
Benefits paid                        2,984     1,567       877       985


     The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accrued benefit obligation by $1,814 and increase the benefit cost for 1998 by $270 and a 1% decrease would decrease the benefit obligation by $1,543 and decrease the accrued benefit cost for 1998 by $225.

     Pension and other postretirement benefits for 1998 and 1997 for the CP plan consisted of the following:


                                            Pension Benefits           Other Benefits
                                            ----------------           --------------
                                            1998         1997         1998         1997
                                            ----         ----         ----         ----

Benefit obligation                        $ 51,236     $ 50,534     $ 12,186     $ 13,008
Fair value of plan assets                   41,598       41,272         --           --
                                          --------     --------     --------     --------
Funded status                               (9,638)      (9,262)     (12,186)     (13,008)
Unrecognized net actuarial loss/(gain)       6,952        6,317         (955)        (158)
                                          --------     --------     --------     --------
Net amount recognized                     ($ 2,686)    ($ 2,945)    ($13,141)    ($13,166)
                                          --------     --------     --------     --------
                                          --------     --------     --------     --------
Amounts recognized in the statement of
  financial position at December 31
  consist of:

Accrued benefit cost                      ($ 9,638)    ($ 9,262)    $ 12,186)    ($13,008)
Accrued benefit liability                    6,952        6,317         (955)        (158)
                                          --------     --------     --------     --------
Net amount recognized                     ($ 2,686)    ($ 2,945)    ($13,141)    ($13,166)
                                          --------     --------     --------     --------
                                          --------     --------     --------     --------


                                     Pension Benefits        Other Benefits
                                     ----------------        --------------
Weighted-average assumptions            1998        1997      1998    1997
                                        ----        ----      ----    ----

Discount rate                           6.75%       7.00%     6.75%   7.00%

Expected return on plan assets          7.50%       7.50%      --      --



     For measurement purposes, a 5.25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999 and a 4.25% annual rate of increase was assumed thereafter.


                                     Pension Benefits     Other Benefits
                                     ----------------     --------------
                                      1998      1997      1998      1997
                                      ----      ----      ----      ----

Benefit cost                        $  605    $1,154    $  969    $  968
Employee contributions                 863     2,388      --        --
Plan participants' contributions      --        --        --        --
Benefits paid                        5,105     4,763     1,080       915


     The health care lost trend rate assumption has a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the benefit obligation by $1,387 and increase the accrued benefit cost by $104 and a 1% decrease would decrease the benefit obligation by $1,195 and decrease the accrued benefit cost for 1998 by $89.

     Pension benefits for 1998 and 1997 (for the period July 11, 1997 through December 31, 1997) for the Prime plan consisted of the following:



                                                          Pension Benefits
                                                          ----------------
                                                         1998          1997
                                                         ----          ----
Benefit obligation                                     $ 24,364      $ 16,434
Fair value of plan assets                                16,239        12,103
                                                       --------      --------
Funded status                                          ($ 8,125)     ($ 4,331)
                                                       --------      --------
                                                       --------      --------
Accrued benefit cost recognized in the statement of
 financial position at December 31                     $  5,874      $  3,495
                                                       --------      --------
                                                       --------      --------


                                                          Pension Benefits
                                                          ----------------
                                                         1998          1997
                                                         ----          ----

Weighted-average assumptions

     Discounted rate                                       6.75%         7.00%
     Expected return on plan assets                        9.50%         9.50%
     Rate of compensation increase                         5.50%         5.50%


                                                          Pension Benefits
                                                          ----------------
                                                         1998          1997
                                                         ----          ----
Benefit cost                                           $  3,575      $  1,431
Employer contributions                                    2,395           930
Plan participants' contributions                           --            --
Benefits paid                                               172            26


     In addition to the aforementioned pension plans, the Company contributes to qualified 401(k) plans which cover substantially all non-union employees. Company contributions during 1998 and 1997 totaled $3,531 and $3,176, respectively. METCO has a profit sharing plan for substantially all of its employees. Expense for this plan amounted to approximately $10,001 in 1998 and $10,226 in 1997. Additionally, one of the Company's subsidiaries participates in several mutli-employer defined benefit pension plans. Amounts charged to pension cost and contributed to these plans in 1998 and 1997 totaled $977 and $968, respectively.

9.   TRANSACTIONS WITH AFFILIATES

     The Company is a member of a group of affiliated companies and has extensive transactions and relationships with members of that Group (see
     Note 1).

     Amounts due to affiliates include short-term debt and trade purchases. A portion of the Company's short-term debt is funded by ACAB. The short-term borrowings at the end of 1998 and 1997 were $875,115 and $760,131, respectively, including accrued interest. Total interest paid for all short-term borrowings from ACAB was $41,607 in 1998 and $31,425 in 1997. The average interest rates for the outstanding borrowings at year-end were 6.04% in 1998 and 6.26% in 1997.

     Amounts due to affiliates (long-term) relates to borrowings from ACAB at the end of 1998 and 1997 totaling $500,000 and $550,000, respectively. The carrying value of such borrowings approximates fair value. Such amount matures as follows: $135,000 in 2000, $65,000 in 2002, $100,000 in 2003 and
     $200,000 in 2008. Total interest paid for all long-term borrowings from ACAB was $42,402 in 1998 and $25,296 in 1997. Interest of $84 and $104 was accrued on the long-term debt from ACAB in 1998 and 1997, respectively. The average interest rate for the outstanding borrowings at December 31, 1998 and 1997 was 6.91% and 6.82%, respectively.

     Sales to affiliated companies of $92,638 and $104,869 in 1998 and 1997, respectively, are included in the accompanying consolidated financial statements.

     Inventory purchases from affiliated companies were $170,968 and $160,743 in 1998 and 1997, respectively. The majority of these purchases were made from affiliates in Belgium, Sweden and Canada. Purchases are payable in U.S. dollars.

     From time to time, the Company has negotiated agreements with certain affiliated companies to provide for the reimbursement of identifiable expenses incurred in assisting them in their expansion, warranty, research and development and various other programs in the United States. Accordingly, approximately $1,041 and $979 of such reimbursed expenses in 1998 and 1997, respectively, have been included as a reduction of expenses in the determination of operating results.

10.  LEASE TRANSACTIONS

     Rental and lease expense charged to operations by the Company under operating leases amounted to $14,879 and $9,942 in 1998 and 1997, respectively. These leases cover principally warehouses, offices and other facilities, and certain equipment.

     The Company's future minimum lease payments under noncancelable operating leases having initial or remaining lease terms in excess of one year as of December 31, 1998 as follows:


                 Year
                 1999                            $      15,245
                 2000                                   13,205
                 2001                                   10,649
                 2002                                    8,501
                 2003                                    6,612
             Thereafter                                 35,859
                                                 -------------
             Total minimum lease payments        $      90,071
                                                 -------------


     The Company also leases (as lessor) compressors under operating lease agreements for periods of less than one year.

11.  INVESTMENTS IN UNCONSOLIDATED COMPANIES

     The Company has a 50% equity interest in Toku Hambai Kabushiki Kaisha of Japan, and a 35% equity interest in Revathi - CP Equipment, Ltd. The Company accounts for these less than majority owned investments using the equity method.

     Summary of combined operating information for these investments for 1998 and 1997 are as follows:


(In thousands)                   1998       1997
                                 ----       ----
Net sales                     $77,831    $88,549
Costs and expenses             72,496     83,701
Income before income taxes      5,335      4,848
Net income                      3,609      3,010
Equity in net income            1,311      1,129
Share of dividends                275        342


     Summary of combined balance sheet information for these investments at December 31, 1998 and 1997 is as follows:


(In thousands)              1998       1997
                            ----       ----
Current assets             $28,972    $26,124
Non-current assets           3,078      3,365
Current liabilities         12,698     16,128
Non-current liabilities        202        170


12.  COMMITMENTS AND CONTINGENCIES

     As of December 31, 1998, the company had total available irrevocable letters of credit facilities of $201,587 of which $47,209 was outstanding. Of the $201,587, $200,000 relates to joint letters of credit/lines of credit facilities. To the extent that $200,000 of the letters of credit facilities are used, the availability under the Company's lines of credit (see Note 6) is decreased and vice-versa. Such irrevocable commercial and standby letters of credit facilities support various agreements, leases and insurance policies.

     As of December 31, 1998, the Company has guaranteed approximately $800 which primarily covers a subsidiary's performance with respect to specific projects. Subsidiaries of the Company have guaranteed performance relating to projects in the amount of $9,686.

     The Company has been named co-defendant in a number of product liability legal actions, as well as certain employee discrimination actions. Also, the Company has been notified by a party that such party may assert a claim against the Company for non-performance under a contract, if the party is unsuccessful in negotiating a change order with the project owner. The claim, if asserted, could be significant.

     Based on the facts and circumstances of each of the individual actions and the unasserted claim, management is of the opinion that the ultimate outcome of these matters will not have a material adverse effect on the consolidated financial statements of the Company.